650 Page Mill Road Palo Alto, CA 94304–1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 20, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9218

Attn:    Mary Beth Breslin

Re:	HemoSense, Inc., Amendment No. 5 to Registration Statement on Form S-1 Filed on June 20, 2005 (File No. 333-123705)

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (“HemoSense” or the “Company”), we are providing the Staff with a recirculation analysis with regard to the above-referenced Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”). The Company respectfully advises the Staff that it does not believe that the revisions made to the Registration Statement require a recirculation of a preliminary prospectus prior to acceleration of effectiveness of the Registration Statement, because the disclosure contained in the May 31, 2005 preliminary prospectus (the “Preliminary Prospectus”) is not materially altered by the subsequent changes.

The FDA inspection has progressed from ‘in process’ to completed.

The Company respectfully advises the Staff that it does not believe that the revised disclosure resulting from the FDA inspection impacts the SEC requirement that, as provided in Rule 461(b)(2), the form of preliminary prospectus distributed is accurate and adequate in all material respects. FDA inspections are a part of ordinary course operations for medical technology companies. The inspection that the Company recently underwent was a routine inspection. Routine inspections are supposed to be conducted by the FDA on medical technology companies at least once every three years and the Company was, consequently, due for an inspection. Observations, like the two received by the Company, are a standard part of the FDA’s inspection process. Therefore, the Company does not believe the disclosure in the current Registration Statement constitutes a material change from the information provided in the Preliminary Prospectus. Specific changes that have been made with regard to this matter are:

•	The Preliminary Prospectus notes that, at the time, the Company was undergoing an FDA inspection of its facilities. The Registration Statement now discloses the completion of that inspection, the delivery of observations by the FDA and the fact that the Company has submitted a response to these observations. These two disclosures are not substantially different.

June 20, 2005

•	The Preliminary Prospectus notes that the FDA inspector informed the Company that it may have underreported incidents requiring MDRs, which would result in a Warning Letter. The Registration Statement now indicates that the Company has since received a 483 observation that it underreported incidents requiring MDRs, which could result in a Warning Letter. These two disclosures are not substantially different.

•	The Registration Statement now discloses additional information not contained in the Preliminary Prospectus, that the FDA made a second observation that the Company did not properly define and document the procedures it employs to identify the statistical techniques for calibration of the its test strips. The observation from the FDA did not take issue with the calibration procedures themselves, but rather with the documentation of the procedures used to identify valid statistical techniques for the Company’s calibration of test strips and their conformity with applicable standards. The disclosure in the Registration Statement has been updated accordingly. The Company does not believe this observation is material to its operations.

•	The Staff also requested by its comments, and the Registration Statement reflects, additional factual information underlying the FDA observations and the response process. The Registration Statement now clarifies the Company’s approach to malfunctions with its historic and newly revised MDR reporting procedure, what may constitute a discrepant result, the overall percentage of complaints received (which is immaterial, at 0.01%), and the fact that the Company will file additional MDRs as a result of its revised procedure. The Company believes that this disclosure constitutes useful background to the investor but does not constitute a change that makes the Preliminary Prospectus inaccurate or inadequate in any material respect.

The most significant disclosure regarding the FDA inspection is unchanged between the Preliminary Prospectus and the current Registration Statement, and is found in both the Risk Factors and in Business—Government Regulation: inspections can lead to observations and Warning Letters and the Company’s failure to adequately comply with applicable regulatory requirements or to adequately address inspectional observations or a Warning Letter may lead to enforcement action, which may include several potential sanctions (all of which are articulated in both filings).

The Company’s listing has moved from the Nasdaq to the Amex.

The underwriters have represented to the Company that they will inform potential purchasers in the offering of the move from Nasdaq to Amex and the change in ticker symbol from “HEMO” to “HEM” before confirming orders. In addition, all purchasers will receive a copy of the final prospectus which will contain the updated disclosure.

The Company does not believe that this change, in and of itself, renders the form of preliminary prospectus distributed inaccurate or inadequate in any material respect. The listing standards of Amex

June 20, 2005

are substantially similar to those of Nasdaq, as are the Sarbanes-Oxley compliance requirements. The Company’s securities, whether they trade on Amex, or on Nasdaq or NYSE, are “covered securities” by the National Securities Markets Improvement Act of 1996 (“NSMIA”), giving them a federally imposed exemption from state securities registration. Trading in the Company’s securities should be effectively the same for an investor, whether they are traded on the Nasdaq or Amex.

The offering range and the anticipated proceeds from the offering have declined..

The underwriters have represented to the Company that they will inform potential purchasers in the offering of the lowered price range and anticipated proceeds from the offering before confirming orders, and if the price/proceeds from the offering decline before pricing, to inform potential purchasers of the actual price and proceeds. In addition, all purchasers will receive a copy of the final prospectus which will contain the updated disclosure.

The Preliminary Prospectus provided a price range of $8 to $10, with anticipated net offering proceeds approximately $28.0 million, or approximately $32.4 million if the underwriters fully exercise their over-allotment option, each assuming an initial public offering price of $9. The Registration Statement now provides for a price range of $7 to $9, with anticipated net offering proceeds approximately $24.7 million, or approximately $28.6 million if the underwriters fully exercise their over-allotment option, each assuming an initial public offering price of $8.

Given current market conditions, the Company believes that there may be pressure from potential purchasers to price the sale of the Company’s stock below the range (despite the recent lowering of the range). The most recent comparable offerings in the medical technology space, each priced last week below their ranges: Micrus had a range of $12-14, and priced at $11, while EV3 had a range of $16-18, and priced at $14. In the event that the Company must ultimately sell its shares below the range, at, for example, a final price of $6 per share, and assuming that 3.5 million shares would still be sold, anticipated net offering proceeds would be $18.2 million, or approximately $21.2 million if the underwriters fully exercise their over-allotment option.

The Company respectfully advises the Staff that it does not believe that the revised disclosure resulting from the lowered price range of $7-9 per share, nor even a final price below the price range, of $6 per share, would violate the Rule 461 requirement that the form of preliminary prospectus distributed be accurate and adequate in all material respects. The Company’s use of proceeds remains the same in the Registration Statement as it was in the Preliminary Prospectus, and, the Company believes, would not be altered if the offering price were to be at the bottom of the range, or even to decline to $6 per share. The Company believes that the proceeds will continue to be adequate to meet its anticipated needs for at least 12 months following the offering, and this representation has not changed between the Preliminary Prospectus and the Registration Statement.

The Company’s net loss for 2004 (September 30, 2004 fiscal year end) was $10.3 million, while the net loss for the first six months of 2005 (through March 31, 2005) was $5.5 million (relatively flat). Proposed future operations are not expected to differ materially from current operations. The Company has a single product (which has been sold commercially since March 2003), requiring little additional R&D spending, and the Company’s sales model is accomplished through distribution arrangements, rather than through a build up of the Company’s internal organization. Consequently, the Company believes that future net losses are unlikely to increase dramatically from historic levels.

June 20, 2005

The Company therefore believes that even assuming the sale of its shares at $6, with net proceeds of $18.2 million, the proceeds of the offering would be adequate to fund its operations as currently conducted and as proposed to be conducted for at least the next 12 months, and that the Registration Statement disclosure related to the price/proceeds of the offering has not resulted in any material changes from the Preliminary Prospectus.

Finally, the Company does not believe that the changes made since the circulation of the Preliminary Prospectus are, taken as a whole, material. The FDA inspection and observations are an ordinary course part of operations, the move from Nasdaq to Amex does not impact this offering nor Company operations, and the lowering of the offering price will not materially alter the Company’s uses of proceeds nor the adequacy of the funding for at least the next 12 months.

Therefore, The Company respectfully advises the Staff that it does not believe that the revisions made to the Registration Statement require a recirculation of a preliminary prospectus prior to acceleration of effectiveness, and that, as provided in Rule 461(b)(2), the form of preliminary prospectus distributed remains accurate and adequate in all material respects. Additionally, to ensure that all investors are aware of the recent changes, the underwriters have represented that before confirming orders, they will inform potential purchasers in the offering of the move from Nasdaq to Amex, the change in ticker symbol from “HEMO” to “HEM,” the lowered price range and anticipated proceeds from the offering, as well as the actual price and proceeds. In addition, all purchasers will receive a copy of the final prospectus which will contain the updated disclosure.

We would very much appreciate the Staff’s prompt attention to Amendment No. 5 and the matters raised herein. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul

cc.	Jim Merselis, CEO, Hemosense